

May 15, 2023

Scott Bennett
Partner
Cravath, Swaine & Moore LLP
825 8th Avenue
New York, NY 10019

      Re: GasLog Partners LP
           Schedule 13E-3 filed May 5, 2023
           File No. 005-88154

Dear Scott Bennett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms in the letter have the same meaning as in your proxy statement.

Schedule 13E-3 filed May 5, 2023

General, page 1

1.   Fill in the blanks throughout the proxy statement. Information that is subject to change, such as the percentage of shares owned by the rolling shareholders, may be bracketed to indicate that it is preliminary.

Summary Term Sheet, page 1

2.   We note your disclosure that "persons who acquired Common Units with the prior approval of the Partnership Board" are not subject to the Cutback and that Cobas Asset Management SGIIC SA ("Cobas") beneficially owns more than 4.9% of the Common Units. Disclose whether Cobas is subject to the Cutback.

Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal, page 58

3.   We note the disclosure that "Evercore's opinion should not be construed as creating any fiduciary duty on Evercore's part to any party…" Please delete this language in the proxy statement. Alternatively, please explain any potential sources of fiduciary duty and the parties to whom such duties may be owed, such that such disclaimers of fiduciary duty would be appropriate.

Opinion of the Financial Advisor to the Conflicts Committee, page 64

4.   We note that Evercore was provided with appraisals of the Partnership's charter-free vessels prepared by certain third parties and that Evercore used these appraisals in conducting its fairness analyses. It appears that these appraisals are "reports, opinions or appraisals" encompassed within the meaning of Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Please provide the disclosure about the appraisals and the party that prepared them required by Item 1015, and file the appraisals as exhibits to the Schedule 13E-3.

5.   Refer to the following statement on page 67 of the disclosure document: "The following summary, however, does not purport to be a complete description of the analyses performed by Evercore." While a summary is necessarily an abbreviated version, please revise to avoid implying it is not "complete." Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail. Please revise. Please make similar changes to the following statement on page 73: "The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore."

6.   Refer to the following statement at the top of page 74: "Evercore prepared these analyses solely for the information and benefit of the Conflicts Committee and for the purpose of providing an opinion to the Conflicts Committee as to whether the Consideration to be received by the Unaffiliated Unitholders in the Merger is fair, from a financial point of view, to the Partnership and the Unaffiliated Unitholders." Please delete the reference to "solely" in the preceding sentence.

Position of Parent, the General Partner, Merger Sub, the Conflicts Committee and the Partnership Board as to the Fairness of the Merger, page 80

7.   We note your disclosure that "Parent, acting on its own behalf and on behalf of Merger Sub ... expressly adopts as its own" the "analysis, discussion and resulting conclusions" of the Conflicts Committee and the Partnership Board in determining that "the Merger is substantively and procedurally fair to the Unaffiliated Unitholders." If Parent seeks to rely on the Evercore analyses and presentations to support its finding of fairness to Unaffiliated Unitholders, please revise to specifically adopt those analyses and conclusions, or expand to describe how Parent itself considered them.

Purpose of Parent and Reasons for the Merger, page 81

8.   We note your disclosure that Parent and the Parent Board have undertaken to pursue the Merger at this time for the reasons described above," *i.e.*, for the same reasons that they are pursuing the Merger more generally. Please state with specificity why Parent and the Parent Board determined to pursue the Merger now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

9.   We note your disclosure that the Merger would put "Parent in position to potentially achieve additional synergies in the event that the Preference Units (which will continue to trade on the NYSE immediately following completion of the Merger) are delisted in the future." Provide the information required by Item 1006(c) of Regulation M-A, including whether Parent is considering delisting the Preference Units from the NYSE subsequent to the going private transaction.

Financing of the Merger, page 84

10.   Disclose any alternative financing arrangements or alternative financing plans in the event the plans with DNB fall through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Unit Ownership, page 108

11.   Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as Anthony Papadimitriou. See Item 1008(a) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Mergers & Acquisitions